130 Vantis, Suite 140 ● Aliso Viejo, California 92656 ● 949-334-2950 ● fax 949-334-2951 ● www.camelotfilms.com

February 7, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549-3561

RE: Camelot Entertainment Group, Inc.

Ladies/Gentlemen:

In response to SEC comment letter dated February 1, 2008 regarding Form 8-K (Item 4.01), the Company hereby represents:

The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

Any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert P. Atwell

Robert Atwell, Chief Executive Officer